FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated July 21, 2007
2.	Audited Financial Results for the quarter ended June 30, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICICI Bank Limited

Date: July 21, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 21, 2007

Performance Review – Quarter ended June 30, 2007: 25% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Vadodara today, approved the audited accounts of the Bank for the quarter ended June 30, 2007 (Q1-2008).

Highlights

•	Operating profit increased 58% to Rs. 1,524 crore (US$ 374 million) in Q1-2008 from Rs. 965 crore (US$ 237 million) in Q1-2007.

•	Profit after tax increased 25% to Rs. 775 crore (US$ 190 million) in Q1- 2008 from Rs. 620 crore (US$ 152 million) in Q1-2007.

•	Fee income increased 35% to Rs. 1,428 crore (US$ 351 million) during Q1-2008 from Rs. 1,055 crore (US$ 259 million) in Q1-2007.

•	Net interest income increased 16% to Rs. 1,714 crore (US$ 421 million) from Rs. 1,475 crore (US$ 362 million) in Q1-2007.

•	Profit before tax increased 30% to Rs. 972 crore (US$ 239 million) in Q1-2008 from Rs. 749 crore (US$ 184 million) in Q1-2007.

•	Total advances increased 35% to Rs. 198,277 crore (US$ 48.7 billion) at June 30, 2007 from Rs. 147,184 crore (US$ 36.2 billion) at June 30, 2006.

•	Deposits increased 26% to Rs. 230,788 crore (US$ 56.7 billion) at June 30, 2007 from Rs. 183,006 crore (US$ 45.0 billion) at June 30, 2006.

Capital raising

The Bank successfully undertook a capital raising exercise of about Rs. 20,000 crore (US$ 4.9 billion)1 through a simultaneous public issue in India and issue of American Depositary Shares (ADS) in the United States. This was the largest capital raising exercise by an Indian company. The domestic offering was subscribed 11.5 times.

1 Assuming exercise of the green shoe option in the public issue in India. The green shoe option in the American Depositary Share Offering has been exercised.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s total advances increased 35% to Rs. 198,277 crore (US$ 48.7 billion) at June 30, 2007 from Rs. 147,184 crore (US$ 36.2 billion) at June 30, 2006. The Bank’s retail advances increased by 29% to Rs. 127,416 crore (US$ 31.3 billion) at June 30, 2007 from Rs. 98,684 crore (US$ 24.2 billion) at June 30, 2006 after sell-down of about Rs. 3,850 crore (US$ 946 million) of retail loans during Q1-2008. Retail advances constituted 64% of advances at June 30, 2007. The proportion of advances of the Bank’s international branches in total advances increased from 9.1% at June 30, 2006 to 16.4% at June 30, 2007. The Bank is focusing on fee based products and services, as well as utilising opportunities presented by the domestic and international expansion of Indian companies. The Bank’s rural portfolio increased by 24% to about Rs. 14,136 crore (US$ 3.5 billion) at June 30, 2007 from Rs. 11,368 crore (US$ 2.8 bn) at June 30, 2006. The Bank is also extending its reach in the small and medium enterprises segment.

Deposit growth

The Bank’s total deposits increased 26% to Rs. 230,788 crore (US$ 56.7 billion) at June 30, 2007 from Rs. 183,006 crore (US$ 45.0 billion) at June 30, 2006. During this period, savings deposits increased by 33% to Rs. 32,121 crore (US$ 7.9 billion) from Rs. 24,217 crore (US$ 5.9 billion). The Bank added 198 ATMs during the quarter, taking the number of ATMs to 3,469. The Bank had 950 branches (including 48 extension counters) at June 30, 2007.

International operations

The Bank has wholly-owned subsidiaries, branches and representative offices in 17 countries, and an offshore banking unit in Mumbai. The total assets of the Bank’s international branches increased to about Rs. 53,550 crore (US$ 13.2 billion) at June 30, 2007 from about Rs. 32,000 crore (US$ 7.9 billion) at June 30, 2006. The total assets of the Bank’s international banking subsidiaries increased to about Rs. 36,100 crore (US$ 8.9 billion) at June 30, 2007 from about Rs. 16,500 crore (US$ 4.1 billion) at June 30, 2006. The Bank’s remittance business volumes were about Rs. 8,500 crore (US$ 2.1 billion) during Q1-2008. ICICI Bank UK’s profit after tax for Q1-2008 was US$ 18.7 million. At June 30, 2007 the Bank’s international operations accounted for about 20% of its consolidated banking assets.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at June 30, 2007 was 11.0% 2, including Tier-1 capital adequacy of 7.1% . The impact of the equity capital raised in June 2007 will be reflected from the next quarter onwards.

Asset quality

At June 30, 2007, the Bank’s net non-performing assets constituted 1.3% of net customer assets.

Insurance and asset management subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) continued to maintain its market leadership among private sector life insurance companies with a market share of 25% on the basis of weighted received new business premium in April-May 2007. Life insurance companies worldwide make losses in the initial years, in view of business gestation and customer acquisition costs as well as reserving for actuarial liability. While the growing operations of ICICI Life resulted in an accounting loss of Rs. 242 crore (US$ 59 million) in Q1-2008 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) in Q1-2008 was Rs. 165 crore (US$ 41 million). NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership position with a market share of about 32% among private sector general insurance companies and an overall market share of about 12% during April-May 2007. ICICI General’s profit after tax was Rs. 45 crore (US$ 11 million) in Q1-2008.

At June 30, 2007, ICICI Prudential Asset Management Company (ICICI AMC) was among the top two-asset management companies in India with assets under management of about Rs. 43,650 crore (US$ 10.7 billion). ICICI AMC’s profit after tax was Rs. 28 crore (US$ 7 million) in Q1-2008.

2 USD 750 million of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by Reserve Bank of India regarding certain terms of these bonds. If these bonds were considered as Tier II capital, the CAR would be 12.1% .

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement

Rs. crore
	Q1-2007	Q1-2008	Growth over Q1-2007	FY2007
Net interest income	1,475	1,714	16%	6,636
Non-interest income (excluding treasury)	1,260	1,755	39%	5,914
- Fee income [1]	1,055	1,428	35%	5,012
- Lease & other income (includes dividend from subsidiaries)	205	327	60%	902
Less:
Operating expense	1,080	1,479	37%	4,979
Expenses on direct marketing agents (DMAs)	391	383	-2%	1,524
Lease depreciation	50	43	-14%	188
Core operating profit	1,214	1,564	29%	5,859
Treasury gains	18	195	-	1,014
Less: Premium amortisation on SLR securities	267	235	-12%	999
Operating profit	965	1,524	58%	5,874
Provisions	216	552[2]	156%	2,226[3]
Profit before tax	749	972	30%	3,648
Less: Tax	129	197	53%	538
Profit after tax	620	775	25%	3,110

1.	Includes income from treasury products and services.
2.	Includes impact of higher proportion of non-collateralised loans in the retail portfolio and seasoning of the retail portfolio.
3.	Includes impact of about Rs. 555 crore (US$ 136 million) due to increase in general provisioning requirement stipulated by RBI during the year.
4.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	June 30, 2006	June 30, 2007[1]	Growth over Q1-2007	FY2007
Assets
Cash balances with banks & SLR	81,076	106,069	31%	104,489
- Cash & bank balances	20,563	29,649	44%	37,121
- SLR investments	60,513	76,420	26%	67,368
Advances	147,184	198,277	35%	195,866
Other investments	20,827	33,081	59%	23,890
Fixed & other assets	17,178	19,505	14%	20,413
Total assets	266,265	356,932	34%	344,658
Liabilities
Networth	22,770	24,686	8%	24,313
- Equity capital	892	903	1%	899
- Reserves	21,878	23,783	9%	23,414
Preference capital	350	350	-	350
Deposits	183,006	230,788	26%	230,510
Borrowings - domestic	33,426	36,256	9%	38,517
Borrowings - overseas branches	13,417	34,025	154%	32,144
Other liabilities	13,296	30,827	132%	18,824
Total liabilities	266,265	356,932	34%	344,658

1.	Sangli Bank has merged with ICICI Bank effective April 19, 2007 as per the order of Reserve Bank of India (RBI) dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million US$ amounts represent convenience translations at US$1= Rs. 40.71

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended March 31, 2007
		June 30, 2007	June 30, 2006
1.	Interest earned (a)+(b)+(c)+(d)	7,566.13	5,038.63	22,994.29
	a) Interest/discount on advances/bills	5,449.24	3,437.18	16,096.31
	b) Income on investments	1,914.01	1,342.47	5,988.54
	c) Interest on balances with Reserve Bank of India and other interbank funds	152.06	245.91	808.56
	d) Others	50.82	13.07	100.88
2.	Other income	1,715.29	1,011.03	5,929.17
	A) TOTAL INCOME (1) + (2)	9,281.42	6,049.66	28,923.46
3.	Interest expended	5,851.88	3,563.35	16,358.50
4.	Operating expenses (e) + (f) + (g)	1,905.32	1,521.48	6,690.56
	e) Payments to and provisions for employees	521.84	356.76	1,616.75
	f) Direct marketing agency expenses	382.66	390.84	1,523.90
	g) Other operating expenses	1,000.82	773.88	3,549.91
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	7,757.20	5,084.83	23,049.06
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,524.22	964.83	5,874.40
6.	Other provisions and contingencies	552.27	216.25	2,226.36
7.	Provision for taxes
	a) Current period tax	327.61	167.08	984.25
	b) Deferred tax adjustment	(130.74)	(38.51)	(446.43)
8.	NET PROFIT (5-6-7)	775.08	620.01	3,110.22
9.	Paid-up equity share capital (face value Rs. 10/-)	903.09	891.92	899.34
10.	Reserves excluding revaluation reserves	23,783.34	21,878.76	23,413.92
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	11.03%	12.46%	11.69%
	(iii) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	8.61	6.96	34.84
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	8.54	6.90	34.64
12.	Aggregate of non-promoter shareholding
	• No. of shares	903,012,278	891,895,485	899,266,672
	• Percentage of shareholding	100	100	100
13.	Deposits	230,788.35	183,006.49	230,510.19
14.	Advances	198,277.30	147,184.15	195,865.60
15.	Total assets	356,932.24	266,265.18	344,658.11
Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	The Sangli Bank Limited (Sangli Bank) has merged with ICICI Bank Limited effective April 19, 2007 as per the order of Reserve Bank of India (RBI) dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.
3.	The Bank issued 61,923,519 equity shares of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and Existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a public issue of equity shares, aggregating to Rs. 8,750.00 crore on July 5, 2007. The green shoe option in this public issue of equity shares has not yet been exercised.
4.	The Bank has also issued 49,949,238 American Depositary Shares (ADS) including green shoe option of 6,497,462 ADSs at US$ 49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.
5.	During the quarter ended June 30, 2007, the Bank allotted 290,598 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
6.	Status of equity investors’ complaints / grievances for the quarter ended June 30, 2007.

Opening balance	Additions	Disposals	Closing balance
2	149	143	8

7.	Provision for current period tax includes Rs. 12.48 crore towards provision for fringe benefit tax for the quarter ended June 30, 2007.
8.	USD 750 million (Rs. 3,052.87 crore) of foreign currency bonds raised for Upper Tier II capital have been excluded from the above capital adequacy ratio (CAR) computation, pending clarification required by RBI regarding certain terms of these bonds. If these bonds were considered as Tier II capital, the CAR would be 12.06%.
9.	As required by RBI circular no. DBOD.BP.BC.87/21.04.141/2006-07 dated April 20, 2007, the Bank has deducted the amortisation of premium on government securities, which was earlier included in “Other provisions and contingencies”, from “Other income”. Prior period figures have been reclassified to conform to the current classification.
10.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
11.	The above financial results have been taken on record by the Board of Directors at its meeting held on July 21, 2007.

Place : Vadodara	Chanda D. Kochhar
Date : July 21, 2007	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE QUARTER ENDED JUNE 30, 2007

(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended March 31, 2007
		June 30, 2007	June 30, 2006
1.	Segment Revenue
a	Consumer and Commercial Banking	7,435.15	5,048.48	23,479.37
b	Investment Banking	2,270.87	1,327.59	7,066.20
	Total revenue	9,706.02	6,376.07	30,545.57
	Less: Inter Segment Revenue	424.60	326.41	1,622.11
	Income from Operations	9,281.42	6,049.66	28,923.46
2.	Segmental Results (i.e. Profit before tax & provisions)
a	Consumer and Commercial Banking	1,042.96	813.96	4,535.25
b	Investment Banking	490.86	160.47	1,377.55
	Total profit before tax & provisions	1,533.82	974.43	5,912.80
3.	Provisions
a	Consumer and Commercial Banking	539.25	201.95	2,196.86
b	Investment Banking	13.02	14.30	29.50
	Total provisions	552.27	216.25	2,226.36
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	503.71	612.01	2,338.39
b	Investment Banking	477.84	146.17	1,348.05
	Total profit before tax	981.55	758.18	3,686.44
	Unallocated	9.60	9.60	38.40
	Tax	196.87	128.57	537.82
	Profit after tax	775.08	620.01	3,110.22
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(45,161.59)	(44,211.46)	(47,842.84)
b	Investment Banking	65,661.29	64,133.54	68,079.85
	Total capital employed	20,499.70	19,922.08	20,237.01